UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13-a16 OR 15-d16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the months of: November 06, 2010 to January 02, 2011
Commission File Number: 1-10888
TOTAL S.A.
(Translation of registrant’s name into English)
2 place Jean Millier
La Défense 6
92400 Courbevoie
France
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____.

SIGNATURES
EXHIBIT INDEX
EX-99.1: Total agrees to sell to Perenco its exploration and production interest, Cameroon
EX-99.2: Total Launches Project to Build a Solar Plant, France
EX-99.3: Total Acquires Interest in a Deep Offshore Explorationo Block, Malaysia
EX-99.4: Total Revives Its Exploration Activities, Gabon
EX-99.5: Launch of the development of West Franklin Phase 2, UK North Sea
EX-99.6: Energy Storage and Conversion Issues and Challenges, France
EX-99.7: Total Announces Plan to Sell Speciality Chemicals' Photocure and Coatings Resins Assets to Arkema, France
EX-99.8: Total Deploys Workplace Gender Equality Agreement, France
EX-99.9: Total increases its interest in the GLNG project from 20% to 27.5%, Australia
EX-99.10: Total and Suncor form a strategic alliance in Canada's oil sands, Canada
EX-99.11: Total's Corporate Venture acquires an interest in Elevance, a company developing an innovative technology to transform renewable oils into performance chemicals, United States

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TOTAL S.A.
Date: January 04, 2011	By:	/s/ Jérôme Schmittt
		Name:	Jérôme SCHMITT
		Title:	Treasurer

EXHIBIT INDEX

•	EXHIBIT 99.1	Cameroon: Total agrees to sell to Perenco its exploration and production interest (November 10, 2010)

•	EXHIBIT 99.2	France: Total Launches Project to Build a Solar Panel Plant (November 15, 2010)

•	EXHIBIT 99.3:	Malaysia: Total Acquires Interest in a Deep Offshore Exploration Block (November 19, 2010)

•	EXHIBIT 99.4:	Gabon: Total Revives Its Exploration Activities (November 25, 2010)

•	EXHIBIT 99.5:	UK North Sea: Launch of the development of West Franklin Phase 2 (November 30, 2010)

•	EXHIBIT 99.6:	France: Energy Storage and Conversion Issues and Challenges (December 01, 2010)

•	EXHIBIT 99.7:	France: Total Announces Plan to Sell Specialty Chemicals’ Photocure and Coatings Resins Assets to Arkema (December 7, 2010)

•	EXHIBIT 99.8:	France: Total Deploys Workplace Gender Equality Agreement (December 9, 2010)

•	EXHIBIT 99.9:	Australia: Total increases its interest in the GLNG project from 20% to 27.5% (December 17, 2010)

•	EXHIBIT 99.10:	Canada: Total and Suncor form a strategic alliance in Canada’s oil sands (December 17, 2010)

•	EXHIBIT 99.11:	United States: Total’s Corporate Venture acquires an interest in Elevance, a company developing an innovative technology to transform renewable oils into performance chemicals (December 21, 2010)